UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-52073
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610, Lisle, Illinois 60532-3642

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
Note: All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Participants and Plan Administrator
SXC Health Solutions, Inc. 401(k) Plan
Lisle, Illinois:
We have audited the accompanying statements of net assets available for benefits of the SXC Health Solutions, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SXC Health Solutions, Inc. 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Chicago, Illinois
June 17, 2010

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2009 AND 2008

	2009	2008
Assets:
Investments, at fair value	$20,620,051	13,398,565
Cash	45,009	221,739

Receivables:
Participant contributions	117,919	97,854
Employer contributions	149,582	168,075

	267,501	265,929

Total assets	20,932,561	13,886,233

Liabilities:
Excess contributions	119,056	109,215

Net assets available for benefits, at fair value	20,813,505	13,777,018
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	93,229	190,035

Net assets available for benefits	$20,906,734	13,967,053

See accompanying notes to financial statements.

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Interest and dividends	$271,131	283,832
Net appreciation (depreciation) in value of investments	4,078,729	(5,730,911)

Contributions:
Participant	3,747,834	2,565,113
Rollover	296,071	153,280
Employer	1,268,780	947,865

	5,312,685	3,666,258

Merger with another qualified plan (note 4)	—	7,874,934

Total additions	9,662,545	6,094,113

Deductions from net assets attributed to:
Benefits paid to participants	2,708,100	1,260,562
Administrative expenses	14,764	6,555

Total deductions	2,722,864	1,267,117

Net increase	6,939,681	4,826,996
Net assets available for benefits, beginning of year	13,967,053	9,140,057

Net assets available for benefits, end of year	$20,906,734	13,967,053

See accompanying notes to financial statements.

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(1)	Description of the Plan

The following description of the SXC Health Solutions, Inc. 401(k) Plan (the Plan) provides only general information. Interested parties should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution profit sharing and 401(k) plan covering eligible employees of SXC Health Solutions, Inc. (the Company). Employees are eligible to participate immediately upon attaining the age of 21. The Plan has implemented auto enrollment for eligible participants at a default pretax deferral contribution of 3% of eligible compensation. Participants may opt out of this program once enrolled. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

The Plan is funded by voluntary contributions of participants and matching and discretionary profit sharing contributions of the Company. The plan also allows for after-tax Roth contributions, allowing participants to make after-tax contributions and receive tax-free qualified distributions of these contributions and their respective earnings. Participants may contribute to the Plan, through regular payroll deductions, an amount subject to limitations imposed by the Internal Revenue Code. Participants may also roll over amounts representing distributions from other qualified employee benefit plans. The Company did not make or accrue any discretionary profit sharing contributions to the Plan for the years ended December 31, 2009 and 2008. Employer matching contributions are funded concurrently with remittance of employee deferrals to the Plan.

(c)	Investment Options

Participants must direct their salary deferral contributions and the Company’s contributions into a variety of investment funds, including the common stock of the Company, made available and determined by the plan administrator. Participants may change their investment options at any time.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s matching and discretionary profit sharing contributions, and an allocation of plan earnings and administrative expenses. Effective January 1, 2008, the Plan was amended to increase the Company’s matching contribution to 50% of the first 5% of compensation that a participant contributes to the Plan, in conjunction with the merger discussed further at note 4. The Company’s discretionary profit sharing contribution is allocated based on a ratio of each participant’s compensation to total compensation for all participants. Plan earnings are allocated to participants’ accounts in direct proportion to their respective account balances, based on the performance of participants’ investment selections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(e)	Vesting

Participants are immediately fully vested in participant and rollover contributions plus the actual earnings thereon. The portion of the participants’ accounts attributable to the Company’s contributions becomes 100% vested after three years of service. In the event of death, disability, or retirement at designated ages, participants become fully vested.

(f)	Payment of Benefits

On termination of service, a participant may elect to receive a single, lump-sum payment equal to the value of his or her vested account balance, installments over a specified period of time, payments under an annuity contract, or a direct rollover distribution. Hardship withdrawals are also permitted by the Plan.

(g)	Participant Loans

Participants are permitted to take loans from the Plan up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans are collateralized by the borrowers’ respective vested account balances and bear interest ranging from 5.0% to 10.25%. Principal and interest are paid through payroll deductions over a period not to exceed five years, unless for the purchase of a primary residence. Related interest income totaled $13,140 and $9,525 for the years ended December 31, 2009 and 2008, respectively.

(h)	Administrative Expenses

Administrative expenses of the Plan are paid by the Company and the Plan. Administrative expenses paid by the Company totaled approximately $15,500 for the year ended December 31, 2008. No such administrative expenses were paid by the Company for the year ended December 31, 2009.

(i)	Forfeitures

At December 31, 2009 and 2008, unallocated plan assets resulting from forfeited nonvested accounts totaled approximately $40,400 and $62,100, respectively. These accounts will be used to reduce future Company matching contributions. Forfeitures of approximately $140,300 and $19,000 were used to reduce Company matching contributions during 2009 and 2008, respectively.

(2)	Summary of Significant Accounting Policies
(a)	Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (FASB) issued an accounting standard that established the Accounting Standards Codification (ASC or the Codification) to become the single source of authoritative accounting principles. All guidance contained in the Codification carries an equal level of authority. The Codification is not intended to change generally accepted accounting principles, but is expected to simplify accounting research by reorganizing current generally accepted accounting principles into specific accounting topics. The Plan adopted this accounting standard in 2009. The adoption of this accounting standard, which was subsequently codified in ASC Topic 105, Generally Accepted Accounting Principles, had no impact on the Plan’s net assets available for plan benefits or changes therein.

(b)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on the contract value basis.

(c)	Fair Value Measurements

The Plan’s policy is to report investments at fair value. ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value and was adopted by the Plan, effective January 1, 2008. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include the following:
•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the Plan’s assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common/collective funds: Valued at fair value based on market value of underlying investments.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instrument could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

	Plan investments at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stock	$383,182	—	—	383,182
Mutual funds	18,725,068	—	—	18,725,068
Common/collective funds	—	1,277,787	—	1,277,787
Participant loans	—	—	234,014	234,014

Investments, at fair value	$19,108,250	1,277,787	234,014	20,620,051

	Plan investments at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stock	$202,678	—	—	202,678
Mutual funds	11,825,303	—	—	11,825,303
Common/collective funds	—	1,177,126	—	1,177,126
Participant loans	—	—	193,458	193,458

Investments, at fair value	$12,027,981	1,177,126	193,458	13,398,565

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2009 and 2008:

	2009	2008
Balance, beginning of year	$193,458	49,369
Purchases, sales, issuances, and settlements (net)	40,556	144,089

Balance, end of year	$234,014	193,458

(d)	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Unrealized gains or losses from appreciation or depreciation of investments are recognized as increases or decreases in net assets available for benefits.

(e)	Use of Estimates

In preparing the Plan’s financial statements, management is required to make estimates and assumptions that affect the reported amounts of net assets and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(f)	Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of persons who had elected to withdraw from the Plan as of December 31, 2009 and 2008 but were not paid until the following plan year were $44,386 and $221,693, respectively.

(3)	Investments

The following table presents the fair value of the investments in the Plan. Investments are held by the Plan Trustee, Bank of America, N.A. Individual investments representing more than 5% of the Plan’s net assets as of December 31, 2009 and/or 2008 are separately identified.

	2009	2008
Merrill Lynch Bank & Trust Co., FSB:
Mutual funds:
Thornburg International Value Fund	$2,080,511	1,169,927
BlackRock Large Cap Value Fund	1,993,568	1,346,834
Goldman Sachs Mid Cap Value Fund	1,721,408	1,039,317
JPMorgan Government Bond Fund	1,605,359	868,449
The Managers Bond Fund	1,596,286	865,369
Davis New York Venture Fund	1,533,170	1,229,418
Colombia Marisco 21st Century Fund	1,386,077	795,542
Van Kampen Equity and Income Fund	1,195,593	1,005,558
Thornburg Core Growth Fund	1,122,445	690,575
Other mutual funds	4,490,651	2,814,314
Common/collective funds:
Merrill Lynch Retirement Preservation Trust*	1,277,787	1,177,126
Common stock:
SXC Health Solutions, Inc.*	383,182	202,678
Participant loans*	234,014	193,458

	$20,620,051	13,398,565

*	Party-in-interest investments.
During the years ended December 31, 2009 and 2008, the Plan’s investments appreciated (depreciated) in value as follows:

	2009	2008
Mutual funds	$3,946,232	(5,768,150)
Common stock	132,497	7,239

	$4,078,729	(5,760,911)

(4)	Plan Merger and Amendment

Effective May 1, 2008, the Plan was amended for the merger of the National Medical Health Card Systems, Inc. 401(k) Savings Plan, another qualified defined contribution plan sponsored by the Company, into the Plan. In conjunction with the merger, the Plan was also amended to increase the Company’s matching contribution to 50% of the first 5% of compensation that a participant contributes to the Plan, effective January 1, 2008. Interested parties should refer to the plan amendment for a more complete description of the changes.

(5)	Income Tax Status

Effective January 1, 2009, the Plan was amended and restated to adopt a nonstandardized form of a prototype plan sponsored by Merrill Lynch, Pierce Fenner & Smith Incorporated (Merrill Lynch), which replaced a previous nonstandardized form of a prototype plan also sponsored by Merrill Lynch. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status, and the prototype plan’s opinion letter has been relied upon by the Plan. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.

ASC Subtopic 740-10, Income Taxes — Overall, addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. As of December 31, 2009 and 2008, the Plan does not have a liability for unrecognized tax benefits.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become fully vested in their respective account balances.

(7)	Market Risk

The value of the Plan’s investments is subject to market risk associated with potential fluctuations in the values of the underlying securities. As a result of recent volatility in the financial markets, fluctuations in the market value of the Plan’s investments could be material to the financial statements.

(8)	Related-Party Transactions

Plan investments are managed by the Plan Trustee, Bank of America, N.A. Transactions with the plan trustee qualify as party-in-interest transactions. Administrative expenses paid to this related party totaled $14,764 and $6,555 for the years ended December 31, 2009 and 2008, respectively. Certain investments of the Plan are investment vehicles offered by, or through affiliates of, the plan trustee.

(9)	Reconciliation of Audited Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and contributions from these financial statements to the Form 5500. The reconciliation items are a result of the fact that the 2009 and 2008 Form 5500s were prepared on the cash basis rather than the accrual basis, as required by U.S. generally accepted accounting principles. Additionally, the 2009 and 2008 Form 5500s report fully benefit-responsive collective funds at fair value.

	2009	2008
Net assets available for benefits — financial statements	$20,906,734	13,967,053
Participant contributions receivable	(117,919)	(97,854)
Employer contributions receivable	(149,582)	(168,075)
Excess contributions	119,056	109,215
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(93,229)	(190,035)

Net assets available for benefits — Form 5500	$20,665,060	13,620,304

Year ended
December 31,
2009
Net investment income — financial statements	$4,349,860
Add adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2008	190,035
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	(93,229)
Add net losses related to excess contributions liability at December 31, 2008	42,006
Add net gains related to excess contributions liability at December 31, 2009	25,032

Investment income — Form 5500	$4,513,704

Participant contributions — financial statements	$3,747,834
Add amounts receivable at December 31, 2008	97,854
Less amounts receivable at December 31, 2009	(117,919)
Less excess contributions liability at December 31, 2008	(151,221)
Add excess contributions liability at December 31, 2009	94,024

Participant contributions — Form 5500	$3,670,572

Employer contributions — financial statements	$1,268,780
Add amounts receivable at December 31, 2008	168,075
Less amounts receivable at December 31, 2009	(149,582)

Employer contributions — Form 5500	$1,287,273

Year ended
December 31,
2008
Net investment loss — financial statements	$5,447,079
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007	(3,133)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	190,035
Add losses related to excess contributions liability at December 31, 2008	42,006

Investment loss — Form 5500	$5,675,987

Participant contributions — financial statements	$2,565,113
Add amounts receivable at December 31, 2007	52,569
Less amounts receivable at December 31, 2008	(97,854)
Less excess contributions liability at December 31, 2007	(12,579)
Add excess contributions liability at December 31, 2008, net of related losses	151,221

Participant contributions — Form 5500	$2,658,470

Employer contributions — financial statements	$947,865
Add amounts receivable at December 31, 2007	66,757
Less amounts receivable at December 31, 2008	(168,075)

Employer contributions — Form 5500	$846,547

(10)	Subsequent Events

In connection with preparation of the Plan’s financial statements and in accordance with ASC Topic 855, Subsequent Events, the Plan evaluated subsequent events after the Plan’s statement of net assets available for benefits date of December 31, 2009 through the financial statement issuance date.

The Plan was amended, effective January 1, 2010, to adopt the provisions of a qualified automatic contribution arrangement (QACA), under which the Plan is required to automatically enroll all eligible employees who have never made an affirmative elective deferral plus all future eligible employees. Under the QACA, participants’ default pre-tax deferral percentage is 3% for the 2010 plan year, 4% for the 2011 plan year, 5% for the 2012 plan year, and 6% for all years thereafter.

Effective January 1, 2010 the QACA changes employer matching contributions in an amount equal to 100% of the first 1% and 50% of the next 2% through 6% of eligible compensation deferred by plan participants. In addition, the portion of the participants’ accounts attributable to the Company’s matching contributions beginning January 1, 2010 become 20% vested after one year of service and 100% vested after two years of service. Employer matching contributions received prior to January 1, 2010 continue to vest 100% after three years of service. All profit sharing contributions continue to vest 100% after three years of service.

In January 2010, the Plan announced that Company common stock is being removed as an investment option for the Plan. Effective February 8, 2010, participants will no longer be able to make new investments in Company common stock. Participants have until July 30, 2010 to move their existing balances out of Company common stock. Any Company common stock remaining in participants’ accounts after July 30, 2010 will be liquidated on August 2, 2010 and the proceeds will be invested in the BlackRock Global Allocation Fund.

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2009
(SCHEDULE H, LINE 4i)
EMPLOYER IDENTIFICATION NUMBER: 75-2578509
PLAN NUMBER: 001

		(c)
	(b)	Description of investment, including			(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)		Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost		value

*	Mutual funds (held by Bank of America, N.A.)
	BlackRock	BlackRock Large Cap Value Fund	*	*	$1,993,568
	Davis Funds	Davis New York Venture Fund	*	*	1,533,170
	Thornburg	Thornburg International Value Fund	*	*	2,080,511
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund	*	*	1,721,408
	Van Kampen	Van Kampen Equity and Income Fund	*	*	1,195,593
	JPMorgan	JPMorgan Government Bond Fund	*	*	1,605,359
	Managers Funds	The Managers Bond Fund	*	*	1,596,286
	Colombia	Colombia Marisco 21st Century Fund	*	*	1,386,077
	Thornburg	Thornburg Core Growth Fund	*	*	1,122,445
	Fidelity Investments	Fidelity Advisor Leveraged Co. Stock Fund	*	*	735,637
	Aberdeen	Aberdeen Small Cap Fund	*	*	932,711
	BlackRock	BlackRock Global Allocation Fund	*	*	519,673
	Victory	Victory Small Company Opportunity Fund	*	*	708,480
	American Funds	American Funds Capital Word Growth & Income Fund	*	*	515,570
	Seligman	Seligman Communications & Information Fund	*	*	326,090
	Natixis Funds	Loomis Sayles Strategic Income Fund	*	*	192,200
	JennisonDryden	Jennison Small Company Fund	*	*	282,712
	Lazard	Lazard Emerging Markets Portfolio	*	*	144,001
	Pimco	Pimco Real Return BD FD CLA	*	*	61,064
	OppenheimerFunds	Oppenheimer Small & Mid Cap Value Fund	*	*	72,513
*	Common/collective funds (held by Bank of America, N.A.)
	Bank of America, N.A.	Bank of America, N.A. Retirement Preservation Trust	*	*	1,277,787
*	Common stock (held by Bank of America, N.A.)
	SXC Health Solutions, Inc.		*	*	383,182
*	Participant loans	Interest at 5.0% to 10.25%	*	*	234,014

					$20,620,051

All current values above represent the fair value for the respective investment.

*	Represents a party in interest.

**	Cost information omitted with respect to participant- or beneficiary-directed investments.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, SXC Health Solutions, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SXC HEALTH SOLUTIONS, INC. 401(k) PLAN By: SXC HEALTH SOLUTIONS, INC.
Dated: June 17, 2010	By:	/s/ Jeffrey Park
		Name:	Jeffrey Park
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm